

RECEIVED

2005 MAR 21 A 9:01

OFFICE OF INTERNATIONAL CORPORATE FINANCE





05006623

March 16, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs or Madames:

**Re: United Grain Growers Limited – File No. 82-34725**
**Information Furnished Pursuant to Rule 12g3-2(b)**
**Under the Securities and Exchange Act of 1934**

Please find enclosed the following information furnished pursuant to Rule 12g3-2(b) and the file number noted above.

1. Press Release of UGG dated:
   March 16, 2005 (Agricore United renews financing lines)

Yours very truly,



PROCESSED
MAR 22 2005
THOMSON FINANCIAL

David J. Carefoot, CA, CBV
Vice President,
Corporate Finance & Investor Relations

DJC/slh

cc: Tom Kirk, Corporate Secretary
Peter G. M. Cox, CFO

dlw 3/21

**David Carefoot** - Vice President, Corporate Finance and Investor Relations
201 Portage Avenue, P.O. Box 6600, Winnipeg, Manitoba Canada R3C 3A7
Bus: (204) 944-5651 • Fax: (204) 944-5415 • Email: dcarefoot@agricoreunited.com • www.agricoreunited.com


Agricore
United

## AGRICORE UNITED RENEWS FINANCING LINES

**March 16, 2005 (Winnipeg)** – Agricore United announced today that it has renewed its revolving credit facilities with its bank syndicate.

Members of Agricore United's association of banks include Bank of Nova Scotia, HSBC Bank Canada, Rabobank Nederland Canadian Branch, Canadian Imperial Bank of Commerce, National Bank of Canada, Bank of Montreal and Royal Bank of Canada. Societe Generale (Canada) has also joined the group which supports Agricore United through this revolving credit facility and through a term loan facility expiring in 2007, the terms of which remain substantially unchanged.

The renewed operating facility expires on February 27, 2006. The existing facility limit of $375 million with a seasonal increase of $50 million between May 1st and October 31st was revised to provide further seasonal limits of $475 million between January 1st and May 31st, $300 million between June 1st and August 31st, and $425 million between September 1st and December 31st.

In addition to the association of banking partners, Agricore United continues to benefit from a diversity of lending partners through a series of notes, maturing between 2016 and 2023, with John Hancock Life Insurance Company out of the U.S. and with a variety of Canadian life insurance companies.

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU.LV".

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For more information, please contact:

Sherry Lees
Treasurer
(204) 944-5613
sherry_lees@agricoreunited.com